

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

DIVISION OF

CORPORATION FINANCE

December 2, 2010

Mr. Andrew Schenker
Chief Executive Officer
Thrive World Wide, Inc.
638 Main Street
Lake Geneva, Wisconsin 53147

> **Re:** **Thrive World Wide, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2008**
> **Filed February 13, 2009**
> **Commission File No. 333-127597**

Dear Mr. Schenker:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Jennifer Thompson
Branch Chief